INITIAL SHARE PURCHASE AGREEMENT

This Agreement is made as of the 15th day of June, 2021 between Amundi, an affiliate of Amundi Asset Management US, Inc., a Delaware corporation, and Pioneer Municipal High Income Opportunities Fund, Inc., a Maryland corporation (the “Fund”).

WHEREAS, the Fund wishes to sell to Amundi, and Amundi wishes to purchase from the Fund, $100,000 of common stock of the Fund (5,000 shares at a purchase price of $20.00 per share (collectively, the “Shares”)); and

WHEREAS, Amundi is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1. Simultaneously with the execution of this Agreement, Amundi is delivering to the Fund via wire transfer the amount of $100,000 in full payment for the Shares.

2. Amundi agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

AMUNDI

/s/ Domenico Aiello
Name:	Domenico Aiello
Title:	Chief Financial Officer

PIONEER MUNICIPAL HIGH INCOME OPPORTUNITIES FUND, INC.

/s/ Anthony J. Koenig, Jr.
Name:	Anthony J. Koenig, Jr.
Title:	Treasurer